UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

October 29, 2004

To Whom It May Concern:

UFJ Holdings, Inc.

Amendment in Senshu Bank's Earnings Forecasts for the Interim Period Ended September 30, 2004

UFJ Holdings, Inc. hereby gives notice of an amendment in the earnings forecasts of The Senshu Bank, Limited, a subsidiary of UFJ Holdings, Inc., for the interim period ended September 30, 2004, as attached.

(Appendix)

October 28, 2004

The Senshu Bank, Limited

Amendment in Earnings Forecasts

for the Interim Period Ended September 30, 2004

1. Amendment in the Earnings Forecasts

The Senshu Bank, Limited hereby gives notice of amendment in the earnings forecasts on non-consolidated and consolidated basis for the interim period ended September 30, 2004.

Non-Consolidated Earnings Forecasts for the Interim Period

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (May 2004)	20,000	3,200	3,200
Today's announcement:	20,300	4,300	5,400
Change from the previous announcement:	*300*	*1,100*	*2,200*
Change	1.5%	34.3%	68.7%

Consolidated Earnings Forecasts for the Interim Period

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (May 2004)	22,200	3,200	3,200
Today's announcement:	22,600	4,800	5,600
Change from the previous announcement:	*600*	*1,600*	*2,400*
Change	2.7%	50.0%	75.0%

2. Reasons for Amendment

(1) Non-Consolidated Earnings Forecasts

Ordinary Profit and Net Income for the interim period are expected to be better than those in previous forecasts mainly due to steady performance of business profit and smaller-than-expected non performing loans. Transfer from Reserve for Possible Loan Losses is posted in Extraordinary Gains and Losses as reversal is larger than transfer to reserves.

(2) Consolidated Earnings Forecasts

The amendment for consolidated earnings forecasts is mainly due to that of non-consolidated Earnings Forecasts.
Ordinary Profit and Net Income both on non-consolidated and consolidated basis for the interim period are expected to be the largest-ever.

(3) Consolidated and Non-Consolidated Earnings Forecasts for the fiscal year ending March 31, 2005

We will publicize these forecasts in the announcement of financial results of the interim period.

< For Reference >

(1) Forecasts for Financial Results on Interim Period Ended September 30, 2004 (Non-consolidated)

(Billion Yen)

	Interim Period ended Sept. 30, 2004	Interim Period ended Sept. 30, 2003	Change
Gross Operating Profit	16.2	15.9	0.3
Gains & Losses on Bonds	(0.1)	0.2	(0.3)
Expenses	10.2	9.9	0.3
Business Profit	6.0	5.9	0.1
Business Profit before Net Transfer to General Reserve and Gains & Losses on Bonds	6.1	5.7	0.4
Business Profit from Banking Operation *	4.9	4.7	0.2
Net Transfer to General Reserve (Less) (1)	-	-	-
Other Income & Expenses	(1.7)	(4.3)	2.6
Credit Costs (Less) (2)	1.8	3.8	(2.0)
Gains/Losses on Stocks & Other Securities	0.3	(0.4)	0.7
Ordinary Profit	4.3	1.6	2.7
Extraordinary Gains and Losses	1.1	1.2	(0.1)
Transfer from Reserve for Possible Loan Losses (3)	0.7	1.0	(0.3)
Net Income	5.4	2.8	2.6
Net Credit Related Expenses (1) + (2) - (3)	1.1	2.8	(1.7)

* (Business Profit before Net Transfer to General Reserve and Gains & Losses on Bonds) - (Dividends and Interest Income from Security Holdings)

(2) Forecasts for Managerial Indications (Non-consolidated)

(Billion Yen, %)

	Sept. 30, 2004	Mar. 31, 2004	Change
BIS Capital Ratio	8.60	8.39	0.21
Unrealized Gains/Losses on Available-for-Sale Securities	4.3	3.0	1.3
Risk Monitored Loans	54.1	66.5	(12.4)
Risk Monitored Loan Ratio to Total Loan	4.27	5.36	(1.09)
Deposit Outstanding	1,434.8	1,400.7	34.1
Deposits from Individual Customers	1,174.1	1,131.4	42.7
Loan Outstanding	1,266.6	1,239.1	27.5
Housing Loans	640.6	582.5	58.1

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Business Alliance between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd.

Tokyo, October 29, 2004 — Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane), a consolidated subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), a consolidated subsidiary of UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) have entered into a Basic Agreement regarding a business alliance between the two companies today.

1. Purpose of signing the Basic Agreement

The purpose is to proceed with the business alliance between Mitsubishi Securities and UFJ Tsubasa Securities prior to the completion of the management integration scheduled for October 2005. We believe the business alliance will help enhance the competitive advantage of the two companies by utilizing each other's know-how and management resources.

2. Summary of the Business Alliance

Mitsubishi Securities and UFJ Tsubasa Securities will undergo discussions to determine the details of the business alliance as necessary. At this initial phase, we expect the business alliance to be in the following business areas:

1) Primary, Investment Banking Business

We will discuss details of the business alliance with respect to underwriting services of domestic and overseas equity/bond offerings and initial public offerings/ public offerings and structured finance operations including asset securitizations.

2) Secondary Business

With respect to equity/bond and derivative products, we will discuss details of the business alliance that will enable the two companies to utilize each other's know-how and management resources.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F 4 ("Form F 4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F 4 (if filed) will contain a prospectus and other documents. If a Form F 4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F 4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F 4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F 4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F 4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e mailing:

MTFG CONTACT:

Mr. Hirotsugu Hayashi
26F Marunouchi Bldg.,
4 1 Marunouchi 2 chome,
Chiyoda ku Tokyo 100 6326 Japan
81 3 3240 9059
Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT:

Mr. Shiro Ikushima
1 1 Otemachi 1 chome,
Chiyoda ku Tokyo 100 8114 Japan

81 3 3212 5458
shiro_ikushima@ufj.co.jp

In addition to the Form F 4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1 800 SEC 0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's management believes that the expectations reflected in such forward looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F 4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward looking information or statements.

UFJ

Press Release

October 29, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Trust Bank Limited

Integration of operations related to large borrowers within the UFJ Group through corporate split

---

The boards of directors of UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") have determined that a part of UFJ Trust's operations related to large borrowers will be transferred to UFJ Bank by means of corporate split on December 3, 2004 as set forth below.

1. Objective

UFJ Group determined its policy on September 28, 2004 that a part of operations of UFJ Trust related to large borrowers would be transferred and integrated to UFJ Bank. Through centralization of planning, following up and other processes on revitalization and disposal scheme of large borrowers, UFJ Group seeks to improve efficiency in operations and credit risk management. Considering the actual structure of transfer, UFJ Group has determined to unify the credit risk management related to large borrowers within the group early by conducting assimilation-type corporate split whereby new shares are issued to the company effecting such a transaction.

2. Outline

(1) Schedule

October 28, 2004	UFJ Bank's board meeting to approve the corporate split agreement
October 29, 2004	UFJ Trust's board meeting to approval the corporate split agreement
October 29, 2004	Conclusion of the corporate split agreement
October 29, 2004	Class shareholders meeting for Class E Preferred Shares Series 1 of UFJ Bank
December 3, 2004	Date of corporate split

(2) Measures of corporate split

- An assimilation-type corporate split, whereby new shares of the successor company (UFJ Bank) are issued to the company effecting such a transaction (UFJ Trust), will be conducted.
- In the corporate split, UFJ Bank will issue shares to UFJ Trust as outlined below:

Name and type of shares:	Class G Preferred Shares Series 2 (Nonvoting preferred share)
Number of shares issued:	20,000,000 shares

(3) Outline of rights and obligations to be divided and transferred

- Operations: Operations related to a division in charge of a part of large borrowers
- Assets: Loans, etc. to clients belonging to the operations
- Liabilities: Call money, etc. belonging to the operations
- Contracts: Positions on contracts related to the operations and rights and obligations based on such contracts

October 29, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Card Co., Ltd.
Nippon Shinpan Co., Ltd.

Rescheduling of Strategic Alliance between UFJ Group and Nippon Shinpan

---

UFJ Bank Limited ("UFJ Bank"), UFJ Card Co., Ltd. ("UFJ Card") and Nippon Shinpan Co., Ltd. ("Nippon Shinpan") hereby give a notice that the schedule for the consolidation of Nippon Shinpan to UFJ Bank and the merger between Nippon Shinpan and UFJ Card shall be revised from the one previously announced.

1. Outline of Change

Although UFJ Bank and Nippon Shinpan have been preparing for the consolidation of Nippon Shinpan to UFJ Bank and the merger between Nippon Shinpan and UFJ Card, a subsidiary of UFJ Bank, in accordance with the final agreement of strategic alliance entered into in January 2004, the planned timing of the consolidation of Nippon Shinpan to UFJ Bank and the merger between Nippon Shinpan and UFJ Card shall be revised to around October 2005.

In accordance with the basic agreement on management integration with Mitsubishi Tokyo Financial Group, Inc. ("MTFG"), UFJ Group is considering card business strategy of the new group. In that, "UFJ NICOS Co., Ltd." ("UFJ NICOS"), a new company formed by the merger of Nippon Shinpan and UFJ Card, will formulate and develop group wide retail business strategy as a core company of retail business division in line with the establishment of the new group.

2. Future Plan

In the course of the management integration between UFJ Group and MTFG, one of the largest credit card groups in Japan with an overwhelming operation size would be established by unifying functions of Nippon Shinpan, UFJ Card and DC Card Co., Ltd. ("DC Card").

UFJ Group and MTFG, making the best of such merit of scale, are cooperating to consider framework and form of integration in order to develop card business

strategy by card companies affiliated to the new group.

Aspiring to gain confidence from customers, Nippon Shinpan and UFJ Card will make effort to strengthen competitiveness and pursue efficiency together with DC Card.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:

Mr. Hirotsugu Hayashi
26F Marunouchi Bldg.,
4-1 Marunouchi 2-chome,
Chiyoda-ku Tokyo 100-6326 Japan
81-3-3240-9059
Hirotsugu_Hayashi@mtfg.co.jp

UFJ CONTACT:

Mr. Shiro Ikushima
1-1 Otemachi 1-chome,
Chiyoda-ku Tokyo 100-8114 Japan
81-3-3212-5458
shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although UFJ's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, UFJ does not undertake any obligation to update or revise any forward-looking information or statements.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 11, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Implementation of Joint Recruiting Activities among MTFG and UFJ Group Companies

Tokyo, November 11, 2004 --- The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), and Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), which are subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), have decided to implement joint recruiting activities with respect to the hiring of new college graduates in 2006 in each of the commercial banking, trust banking, and securities business lines. Prior to the proposed management integration in October 2005, each business line will promote joint recruiting activities and will work to employ talented people with future promise.

1. Formation of Joint Recruiting Project Teams:

- Joint recruiting project teams will be formed in each of the commercial banking, trust banking and securities business lines. All recruiting activities such as providing applicants with company information and recruiting information, and screening of the applicants will be performed jointly through such project teams.

2. Providing Information to New College Graduates:

- Setting up joint recruiting web pages.
  Joint web pages for recruiting will be set up for each of the commercial banking, trust banking and securities business lines.

- Holding of joint company information briefing sessions.
  Joint company information briefing sessions will be held by each of the commercial banking, trust banking and securities business lines as an opportunity to provide recruiting information to new college graduates. (Details will be provided on the "recruiting home page" etc.)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.